#82-1260

04045233

CONFIRMATION OF DISTRIBUTION

for

THUNDER SWORD RESOURCES INC.

September 21, 2004

This is to confirm the distribution of our Interim Financial Statements for the period ended July 31, 2004 in compliance with National Policy Statement #41.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

dlw 10/1

THUNDER SWORD RESOURCES INC.

FINANCIAL STATEMENTS

NINE MONTHS ENDED JULY 31, 2004
(Unaudited)

THUNDER SWORD RESOURCES INC.

BALANCE SHEETS
(Unaudited)

	JULY 31 2004	OCTOBER 31 2003
ASSETS		
Current		
Cash	$ 440	$ 3,546
Accounts receivable	-	21,623
Inventory	15,981	21,189
Prepaid expenses	1,402	1,402
	17,823	47,760
Capital Assets	27,834	34,512
Interest In Mineral Properties	82,627	82,060
	$ 128,284	$ 164,332
LIABILITIES		
Current		
Accounts payable	$ 35,031	$ 39,766
Due to related parties	667,731	509,429
	702,762	549,195
SHAREHOLDERS' DEFICIENCY		
Share Capital	3,703,249	3,703,249
Deficit	(4,277,727)	(4,088,112)
	(574,478)	(384,863)
	$ 128,284	$ 164,332

Approved on Behalf of the Board:

"S. Naguschewski"
Director

"M. Goldstein"
Director

THUNDER SWORD RESOURCES INC.

STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2004	2003	**2004**	2003
Sales	**$ 10,784**	$ 8,190	**$ 13,379**	$ 9,270
Cost Of Sales				
Inventory, beginning of period	**20,625**	37,366	**21,189**	18,789
Purchases	**-**	7,558	**875**	26,555
Freight out	**-**	-	**517**	417
Warehousing	**3,069**	2,080	**5,593**	8,670
	23,694	47,004	**28,174**	54,431
Inventory, end of period	**15,981**	41,184	**15,481**	41,184
	7,713	5,820	**12,193**	13,247
Gross Profit	**3,071**	2,370	**1,186**	(3,977)
Administrative Expenses				
Advertising and shareholder relations	**30**	589	**1,683**	2,505
Amortization	**2,234**	2,445	**7,238**	7,336
Automotive and travel	**5,218**	3,214	**22,422**	9,698
Consulting fees	**16,500**	19,500	**55,500**	56,586
Filing and transfer fees	**4,497**	3,593	**14,756**	8,521
Interest	**15,245**	328	**47,165**	1,033
Meals and entertainment	**1,017**	-	**2,567**	-
Office rent and miscellaneous	**10,852**	11,262	**33,654**	33,328
Professional fees	**-**	1,425	**5,716**	4,669
Product research	**-**	-	**100**	122
	55,593	42,356	**190,801**	123,798
Net Loss For The Period	**(52,522)**	(39,986)	**(189,615)**	(127,775)
Deficit, Beginning Of Period	**(4,225,205)**	(4,005,636)	**(4,088,112)**	(3,917,847)
Deficit, End Of Period	**$ (4,277,727)**	$ (4,045,622)	**$ (4,277,727)**	$ (4,045,622)
Loss Per Share	**$ (0.01)**	$ (0.01)	**$ (0.01)**	$ (0.02)

THUNDER SWORD RESOURCES INC.

STATEMENTS OF CASH FLOWS
(Unaudited)

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2004	2003	**2004**	2003
Operating Activities				
Loss for the period	**$ (52,522)**	$ (39,986)	**$ (189,615)**	$ (127,775)
Adjustments for items not affecting cash:				
Amortization	**2,234**	2,445	**7,238**	7,336
Interest accrued	**14,539**	-	**44,809**	-
	(35,749)	(37,541)	**(137,568)**	(120,439)
Changes in non-cash working capital items:				
Accounts receivable	**2,096**	-	**21,623**	2,013
Inventory	**4,644**	(3,818)	**5,208**	(22,395)
Prepaid expenses	**-**	(986)	**-**	-
Accounts payable	**(2,823)**	3,694	**(4,733)**	8,965
	(31,832)	(38,651)	**(115,470)**	(131,856)
Investing Activities				
Purchase of capital assets	**-**	-	**(561)**	(6,557)
Interest in mineral property	**-**	-	**(567)**	-
	-	-	**(1,128)**	(6,557)
Financing Activity				
Due to related parties	**29,417**	36,169	**113,492**	136,397
Increase (Decrease) In Cash During The Period	**(2,415)**	(2,482)	**(3,106)**	(2,016)
Cash, Beginning Of Period	**2,855**	3,149	**3,546**	2,683
Cash, End Of Period	**$ 440**	$ 667	**$ 440**	$ 667

THUNDER SWORD RESOURCES INC.

NOTES TO FINANCIAL STATEMENTS

NINE MONTHS ENDED JULY 31, 2004
(Unaudited)

1. BASIS OF PRESENTATION

The interim financial statements of Thunder Sword Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended October 31, 2003. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended October 31, 2003.

2. RELATED PARTY TRANSACTIONS

The following summarizes the Company's related party transactions for the period:

a) Rent

During the nine month period, the Company paid or accrued rent of $4,500 (2003 - $4,300) to a company controlled by a spouse of a director.

b) Management Services

During the nine month period, the Company paid or accrued consulting fees of $45,000 (2003 - $45,000) to directors for management services.

c) Due to Related Parties

The amount due to related parties is owing to a director and a company controlled by a spouse of a director. The loans bear 10% interest per annum and are without specific terms of repayment. Interest amounting to $44,809 (2003 - $29,652) has been accrued for the nine month period ending July 31, 2004.

Schedule B

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

JULY 31, 2004

1. Analysis of material expenses and deferred costs for the current fiscal year-to-date:

   See statement of loss and deficit in attached financial statements.

2. For the nine month period ended:

   (a) Aggregate amount of expenditures made to parties not at arm's length to issuer:

   The Company paid or accrued rent of $4,500 to a company controlled by a spouse of a director.
   The Company paid or accrued management fees of $45,000 to two directors.

3. For the nine month period ended:

   (a) Summary of securities issued during the period:

Date Of Issue	Type Of Security	Type Of Issue	Number of Shares	Issue Price	Total Proceeds	Type Of Consideration	Commission Paid
None.	N/A	N/A	N/A	N/A	N/A	N/A	N/A

   (b) Summary of options granted during the period:

   None

4. As at the end of the period:

   (a) Authorized:

   98,895,000 common shares, without par value
   1,000,000 preference shares, without par value

   (b) Issued and outstanding:

	Number Of Shares	Amount
Ending balance, July 31, 2004	6,014,627	$ 3,703,249

THUNDER SWORD RESOURCES INC.

SUPPLEMENTARY INFORMATION

JULY 31, 2004

(c) Summary of warrants outstanding:

None

Summary of options outstanding:

None

(d) Total number of common shares held in escrow: Nil
Total number of shares subject to pooling: Nil

5. List of directors:

Siggy Naguschewski	President/Director
Sharon Goldstein	Director/Secretary
James R. Tostenson	Director
Matty Goldstein	Director

Schedule C

MANAGEMENT DISCUSSION & ANALYSIS

REPORT TO SHAREHOLDERS
of

THUNDER SWORD RESOURCES INC.

For the nine month period ending July 31, 2004

September 20, 2004

THE PERIOD'S OPERATIONS

Analysis of Financial Results

During the nine-month period ending July 31, 2004 the Company continued in its search of sales opportunities for magnesium chloride and other related products and looked for ways to finance the Pilot Harbour work program.

During this period cash remained a limited resource. Operating costs continue to be funded by loans from Directors and sales that were made. The Directors intend to continue to fund the Company's operations until such time that financing can be arranged or the sales of the product will provide a proper cash flow.

As a result of the lack of cash, management continues to keep overhead costs as low as possible. The day-to-day activities of the Company were attended to by Company Directors Matty Goldstein and Siggy Naguschewski. Management fees were payable to these individuals as compensation for their efforts.

Expenses for the period were generally comparable to the same period of last year.

Included in consulting and management fees are amounts paid (or payable) to directors. The amounts paid are amounts meant to approximate the equivalent arm's length value for the services provided.

BUSINESS ACTIVITIES

In my shareholder letter of June 22/04 I mentioned that we had retained MAS Capital Inc. to perform a work program on our Pilot Harbour property in Ontario.

The first phase of the agreement was for prospecting, trenching and re-establishing the at least 3 former gold showings, the V.G. showings, the Sky-hook and the Siggy Occurrence. The most notable of these was the V.G. showing which consisted of a chlorite schist within a shear zone, with a known strike length of at least 656 feet. Various samples taken by Dominion Explorers Inc. and Noranda Exploration Company Ltd. varied between 0.90 – 3.43 oz/ton gold. Noranda had determined the average grade of the V.G. showing to be 0.46 oz/ton gold over the entire strike length. A 44-pound bulk sample taking of the showing assayed an impressive 0.599 oz/ton Au.

In a news release of May 13/04 we announced that this phase was completed. Under the terms of the agreement MAS Capital Inc. was required to expend $25,000 for exploration work on the Pilot Harbour property by April 24, 2004. MAS Capital claims that it has spent $26,000 but has provided no invoices or reports to the Company as it is required to do under the terms of the agreement. The Company has also learned that samples taken by MAS Capital Inc. from the claims may have been contaminated due to the failure of MAS Capital Inc. to remit them for analysis in a timely way and as a result of them being stored with samples belonging to MAS Capital Inc.

We also learned that MAS Capital Inc. had collected funds from individuals in consideration of a promise that shares in Thunder Sword Resources Inc. would be issued to them. We, Thunder Sword Resources Inc. have not received any such funds from these individuals

Under the terms of the property option agreement, MAS Capital Inc. was granted an option to acquire up to 50% of the Company's interest in the Pilot Harbour claims. In consideration of this option, MAS Capital Inc. was required to pay the sum of $15,000 upon execution of the agreement. It has not made this payment.

When the Board learned of these and other conducts, it decided to immediately terminate any and all agreements and to have no further relationship with MAS Capital Inc. Court proceedings have been commenced against MAS Capital Inc.

The management is also announcing the continuing development and expansion of our magnesium chloride products featuring magnesium chloride that is unique in its purity and effectiveness. We have started our dust control program, using magnesium chloride as a cost effective and environmentally friendly agent. Additionally, after years of research, we are proud to say that our fertilizer program will soon move into the production and marketing phase.

INFORMATION REGARDING: MAGNESIUM CHLORIDE

The magnesium chloride comes from the Geermu Property, located just a few km from the City of Geermu in the Caerhan Salt Lake area of China. Caerhan Salt Lake is one of the largest salt lakes in the world. It contains mainly sodium chloride, potash and magnesium chloride. Potash has been used as fertilizer for a few decades. The magnesium is in the tailings and ready to be used. The grade of magnesium chloride is 46%.

Magnesium chloride has proven to be one of the most effective solutions for highway de-icing and dust control and numerous other applications. It has also proven to be economically attractive. Researchers at the University of Colorado report that they found no cause for environmental concern. Independent studies by the U.S. Dept. of Agriculture also report that magnesium chloride is one of the least harmful of all common de-icers to vegetation and ground water.

INFORMATION REGARDING: PILOT HARBOUR

The Pilot Harbour property, which comprises 42 claims, (672 hectares) is located only 4½ miles SW from the Eagle River property, in the Mishibishu Lake area in Ontario, which is presently being mined by River Gold Mines Ltd.
The Pilot Harbour property showed soil samples of 2,000 ppb (about 0.06 oz/ton Au) and chip samples revealed gold values ranging from 0.10 oz/ton Au to 3.4 oz/ton Au.

INVESTOR RELATIONS ACTIVITIES

There were no investor relations' activities undertaken during the period.

We will keep you informed on future developments as they occur via news releases and/or Quarterly Shareholder Reports.

On behalf of the Board of Directors I extend our sincere appreciation for your continued commitment, confidence and support. Thank you.

"S. Naguschewski"

S. Naguschewski, President
THUNDER SWORD RESOURCES INC.

Form 52-109FT2 – Certification of INTERIM/ANNUAL Filings during Transition Period

I, SIGGY NAGUSCHEWSKI, President of THUNDER SWORD RESOURCES INC., certify that:

1. I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of THUNDER SWORD RESOURCES INC., (the Issuer) for the interim period ending JULY 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: SEPTEMBER 20, 2004

"S. Naguschewski"

Siggy Naguschewski, President & CEO
THUNDER SWORD RESOURCES INC.

(CEO)

Form 52-109FT1 – Certification of INTERIM/ANNUAL Filings during Transition Period

I, MATTY GOLDSTEIN, DIRECTOR of THUNDER SWORD RESOURCES INC., certify that:

1. I have reviewed the INTERIM filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of THUNDER SWORD RESOURCES INC., (the Issuer) for the interim period ending JULY 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings.

Date: SEPTEMBER 20, 2004

"Matty Goldstein"

Matty Goldstein, Director
THUNDER SWORD RESOURCES INC.

(CFO)